

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Via E-mail
Louis S. Haddad
President and Chief Executive Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, Virginia 23462

>   **Re: Armada Hoffler Properties, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 11, 2015**
>   **File No. 333-204063**

Dear Mr. Haddad:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that this registration statement relates to the issuance of common stock to certain holders of OP units, upon tender of those OP units for redemption pursuant to their contractual rights, and the possible resale from time to time of some or all of such shares of common stock. We further note that some of the OP units that may be redeemed were issued in connection with your formation transactions, which were completed in connection with your initial public offering in May 2013. Finally, we note your disclosure on page 25 that holders of OP units, other than the registrant, have the right to redeem their OP units commencing one year from the date of issuance of such OP units. Please clarify the dates on which the OP units were issued and when they became redeemable. Please note that we view the date that the OP units became redeemable as an offering of the underlying common shares on such date. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 for additional

guidance. Based on the initial issuance of OP units in May 2013 and your disclosure that such OP units became redeemable for cash or common shares, at your option, commencing one year from the date of issuance, it appears that you may have commenced an offering in or around May 2014 for the underlying common shares. As such, it does not appear appropriate to include the primary issuance of the underlying common shares on this registration statement. Please advise us whether you relied upon an exemption from registration with respect to this offering, or advise us why you do not believe such an exemption was necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3391 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ Erin E. Martin

　　　　　　　　　　　　　　　　　　　　Erin E. Martin
　　　　　　　　　　　　　　　　　　　　Senior Counsel

cc:　　　Justin R. Salon, Esq.
　　　　　Morrison & Foerster LLP